News Release

Burcon Announces Third Quarter 2021 Conference Call and Business
Update To Be Held on February 16, 2021

Vancouver, British Columbia, January 29, 2021 - Burcon NutraScience Corporation (TSX: BU  OTCQB: BUROF) a global technology leader in the development of plant-based proteins, will hold an investor conference call and webcast on Tuesday, February 16, 2021 at 5:00 p.m. Eastern time to provide a business update and discuss its financial results for the fiscal third quarter ended December 31, 2020.  The Company's financial results will be issued in a press release prior to the call.

A link to the live webcast of the conference call will be available on Burcon's website under "Presentations" or directly here (https://viavid.webcasts.com/starthere.jsp?ei=1420359&tp_key=aaea0985b9). The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Tuesday February 16, 2021

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10012584

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 300 issued patents and more than 230 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM